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                                                                    EXHIBIT 99.6

               LOUISVILLE, Ky., Jan. 29/PRNewswire/ -- Rally's Hamburgers, Inc. (Nasdaq:RLLY) today announced that it has repurchased, at the market closing price of January 26, 1996, in two transactions, $22 million face value of its 9.875% Senior Notes due in the year 2000 from the GIANT GROUP, LTD. (NYSE:
GPO). The first transaction involved the repurchase of $16 million face value of notes for $11.1 million in cash. The second transaction involved the purchase of $6 million face value of notes in exchange for a $4.1 million short term note issued by Rally's to GIANT bearing interest at prime rate.

               The purchases were approved by a majority of the independent Directors of the company. The company has also received an opinion as to the fairness of the transaction, from a financial point of view, from an investment banking firm of national standing.

               Michael E. Foss, Chief Financial Officer, stated "This transaction will retire approximately one quarter of the senior notes we have outstanding and will result in reducing our annual interest payments by approximately $2 million.

               According to GIANT's Securities and Exchange Commission filings, GIANT presently owns, directly and indirectly, approximately 47.5% of Rally's outstanding common stock. GIANT recently informed Rally's that it intends to offer to exchange a new series of GIANT preferred stock for up to that number of shares of Rally's common stock as would result in GIANT owning up to 81% (subject to increase by GIANT to 84.9%) of Rally's outstanding common stock, diluted for vested options.

               /CONTACT: Michael E. Foss, Chief Financial Officer of Rally's Hamburgers Inc., 402-245-8900/





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